UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,637,363(1)

	8.	Shared Voting Power 3,450(2)

	9.	Sole Dispositive Power 5,637,363 (1)

	10.	Shared Dispositive Power 3,450(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,640,813(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, 1,000,000 shares pledged as collateral to secure a revolving line of credit being extended by JPMorgan Chase Bank, N.A. to Mr. Kartsotis and 1,462,998 shares pledged as collateral to secure a revolving line of credit being extended by SunTrust Bank to Mr. Kartsotis.

(2) Comprised of 3,450 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership.

(3) Based on 66,665,268 shares issued and outstanding as of August 10, 2009.

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, Amendment No. 2 thereto filed March 19, 2009, Amendment No. 3 thereto filed March 25, 2009, Amendment No. 4 thereto filed April 14, 2009 and Amendment No. 5 thereto filed May 5, 2009 (as amended, the “Schedule 13D”).  This Amendment No. 6 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

(c)  Transactions in shares of Common Stock of the Issuer effected by Tom Kartsotis since the most recent filing on Schedule 13D consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
September 2, 2009	0	149,500	25.6637	(1)	Open market sale
September 1, 2009	0	75,000	25.6354	(1)	Open market sale
August 31, 2009	0	93,720	25.4129	(1)	Open market sale
August 28, 2009	0	200,000	25.5273	(1)	Open market sale
August 27, 2009	0	200,000	25.2581	(1)	Open market sale
August 26, 2009	0	65,324	25.1357	(1)	Open market sale
August 25, 2009	0	69,818	25.0550	(1)	Open market sale
August 24, 2009	0	12,576	25.0767	(1)	Open market sale
June 9, 2009	0	26,418	23.8231	(1)	Open market sale
June 8, 2009	0	300	23.5067	(1)	Open market sale
June 5, 2009	0	50,000	23.8630	(1)	Open market sale
June 4, 2009	0	25,000	23.1399	(1)	Open market sale
June 3, 2009	0	25,000	23.0364	(1)	Open market sale
June 2, 2009	0	25,000	23.5138	(1)	Open market sale
June 1, 2009	0	50,000	23.3927	(1)	Open market sale
May 29, 2009	0	50,000	22.1513	(1)	Open market sale
May 27, 2009	0	25,000	22.3633	(1)	Open market sale
May 26, 2009	0	50,000	22.4634	(1)	Open market sale
May 22, 2009	0	20,000	21.4645	(1)	Open market sale
May 21, 2009	0	20,000	21.1326	(1)	Open market sale
May 20, 2009	0	18,000	22.1534	(1)	Open market sale
May 19, 2009	0	46,000	22.0314	(1)	Open market sale
May 18, 2009	0	31,700	22.0132	(1)	Open market sale
May 15, 2009	0	25,000	21.1311	(1)	Open market sale
May 14, 2009	0	50,000	21.7513	(1)	Open market sale
May 13, 2009	0	2,700	21.0205	(1)	Open market sale
May 12, 2009	0	50,000	21.9795	(1)	Open market sale
May 11, 2009	0	2,900	20.0000	(1)	Open market sale

(1)           Excluding commissions of $0.05 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2009

TOM KARTSOTIS

By:	/s/ Tom Kartsotis
Name:	Tom Kartsotis